Exhibit 2.1

DEFINITIVE AGREEMENT

This Definitive Agreement (Agreement) between COASTAL LABS, LLC (Coastal), a Nevada limited liability company (SELLER), and GREEN HYGIENICS HOLDINGS, INC., (Green Hygienics) a Nevada corporation (BUYER), takes effect on April 29, 2019 (Effective Date).

BACKGROUND

The parties acknowledge that:

SELLER is engaged in the business of: laboratory testing of CBD and (the Business); and

SELLER desires to sell to BUYER and BUYER desires to purchase from SELLER, on the terms and subject to the conditions of this Agreement, the Acquired Assets.

The parties therefore agree as follows.

ARTICLE ONE

DUE DILIGENCE

Section 1.01	Due Diligence Period

The Due Diligence Period begins on the Effective Date and lasts until 5 PM Pacific time on proposed Close Date of May 15, 2019.

Section 1.02	Delivering Due Diligence Material

SELLER shall deliver to BUYER all of the Due Diligence Material (defined below in Error! Reference source not found.) within 10 business days after the Effective Date. BUYER shall notify SELLER in writing of any materials not provided within the 10-day period. For each day that passes after the notice is delivered until all of the Due Diligence Materials are delivered to BUYER, the Due Diligence Period and the Closing Date will be extended by one business day, up to a maximum of 10 days. If BUYER fails to notify SELLER of any missing Due Diligence Materials within 10 days after the end of the 10-day period, SELLER’s obligation to deliver Due Diligence Material will be deemed fulfilled.

ARTICLE TWO

PURCHASE AND SALE OF THE ACQUIRED ASSETS

Section 2.01	Purchase and Sale

Subject to the terms of this Agreement, SELLER agrees to sell to BUYER, and BUYER agrees to purchase from SELLER, the Acquired Assets. Simultaneously with BUYER’s payment of the Closing Payment, the Acquired Assets will be sold and delivered to BUYER electronically, together with bills of sale and other transfer documents duly signed by SELLER. The closing of the purchase and sale of the Acquired Assets (Closing) will take place electronically on May 31, 2019, or when and where the parties otherwise mutually agree (Closing Date).

Section 2.02	Purchase Price

Based on the information known to Green Hygienics on the date hereof, the total consideration for the Assets in

Coastal would be at Green Hygienics’ election:

BUYER to acquire, directly or through a syndicated group, 100% of the Assets of Coastal for an interest of 100%:

USD$ 3,000,000

BUYER to immediately upon closing issue 400,000 Common Shares, 200,000 to each individual member of Coastal, and 400,000 Common Shares each year thereafter for a term of five years, pursuant to the [Share Agreements] executed contemporaneously herewith;

Buyer to enter into a Consulting Agreement with each individual member of Coastal, or such entity as each respective member may designate, that sets forth ongoing compensation to each individual member of Coastal.

Use of Proceeds in the execution of this transaction, include without limit, those outlined in the attached SCHEDULE “A”

In addition to the Purchase Price, the Parties agrees as follows:

●	A New Entity, Inc. may be formed, or the parties shall arrange for the transfer of ownership of Coastal to a wholly owned subsidiary of Green Hgyienics (“NewCoastal”) to hold the Assets and operate the business on an ongoing basis.

●	The Parties shall contemporaneously enter in to an “Operating Agreement” that governs NewCoastal that reflects the material terms of this Agreement and the Consulting Agreement.

●	On Closing and as set forth in the Operating Agreement the Board of directors of NewCoastal shall be comprised of up to 6 members, of whom 3, or half, whichever is greater, of all Board members shall be nominees of Coastal. Each Board member shall have one vote with respect to Coastal’s affairs. Green Hygienics shall agree to vote in favor of Coastal’s nominees.

●	Green Hygienics will assume all of Coastal’s contracts relating to sales and distribution of the products.

●	By time of Closing, Coastal must satisfy Green Hygienics that it has or will within 30 days settled any outstanding issues with respect to its own shareholders or creditors.

ARTICLE THREE

REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER

Except as otherwise set forth in the attached schedules, SELLER represents, warrants, and covenants to BUYER as follows.

Section 3.01	Ownership of Acquired Assets

SELLER is the beneficial and record owner of, and has good and marketable title to, all of the Acquired Assets. This title is free and clear of all security interests, pledges, mortgages, liens, charges, encumbrances, adverse claims, preferential arrangements, obligations to sell, options or other rights to purchase, rights of first refusal or first negotiation, or other restrictions of any kind, including any restriction on the use, transfer, receipt of income, or other exercise of any attributes of ownership other than the Permitted Encumbrances described on Error! Reference source not found. (collectively, Encumbrances).

Green Hygienics would acquire, directly or through a syndicated group, 100% of the Assets of Coastal including all Goodwill and any Brands or Trademarks, by way of cash as of the closing of the proposed transaction. The parties intend that the closing of the proposed transaction would occur on or before May 31, 2019 (the “Closing”).

Section 3.02	Capacity and Authority

SELLER have the right and the requisite power, legal capacity, and authority to execute and deliver this Agreement and to carry out the terms and conditions applicable to SELLER under this Agreement. At Closing, BUYER will acquire from SELLER legal and beneficial ownership of, and good and marketable title to, the Acquired Assets, free and clear of all Encumbrances.

This Agreement and each other agreement and instrument to be signed and delivered by SELLER under this Agreement (collectively, SELLER’s Transaction Documents) comprise SELLER’s legal, valid, and binding obligation enforceable in accordance with their respective terms. SELLER has taken all requisite legal action to duly authorize the signing, delivery, and performance of this Agreement and the other SELLER’s Transaction Documents. SELLER have duly signed and delivered this Agreement.

Section 3.03	No Violations

To the best of Seller’s knowledge, SELLER’s signing and delivery of this Agreement and the other SELLER’s Transaction Documents, consummation of the transactions, and performance of these obligations will not:

conflict with or violate any applicable law or rule or regulation affecting SELLER, the Acquired Assets or the Business;

conflict with or violate any judgment, order, decree, or award of any court, arbitrator, mediator, or governmental agency or instrumentality to which SELLER is a party or by which SELLER or any of the Acquired Assets is bound or affected;

conflict with, violate, terminate, or accelerate the performance required by any contract, indenture, instrument, or other agreement to which SELLER is a party, or by which SELLER, or any of the Acquired Assets may be bound or affected.

Section 3.04	Consents and Approvals

No consent, approval, authorization, or other action by, or filing or registration with, any federal, state, or local governmental authority, or any other person or entity is required in connection with SELLER’s signing and delivery of this Agreement and SELLER’s Transaction Documents, SELLER’s consummation of the transactions contemplated by these documents, or SELLER’s performance of the obligations under them.

Section 3.05	Non-Foreign Status

SELLER is not a foreign person or entity under Internal Revenue Code Section 1445.

Section 3.06	Organization and Standing

SELLER is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware. SELLER is duly qualified to do business as a foreign limited liability company in each state in which the nature of the Business or the character or location of its assets requires this qualification. SELLER has the requisite limited liability company power and limited liability company authority to own or lease and operate the assets and properties owned or leased by SELLER and to carry on the Business as it is currently being conducted.

Section 3.07	Financial Statements

The Financial Statements contain only true statements of material fact, and include all material facts necessary to make the statements or information in the Financial Statements complete and accurate. The Financial Statements fairly present in all material respects SELLER’s financial position, operations results, and changes in financial position for the periods indicated; were prepared from SELLER’s books and records in accordance with generally accepted accounting principles; and have been prepared consistent with past periods. SELLER’s books of account and other financial records are complete and correct in all material respects.

Section 3.08	Absence of Specified Changes

Other than matters disclosed to BUYER in writing, there has not been any:

transaction by SELLER except in the ordinary course of business;

adverse change in the Acquired Assets and other properties, financial condition, liabilities, Business, operations, or prospects of SELLER;

change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by SELLER;

revaluation by SELLER of any of the Acquired Assets;

acquisition or disposition by SELLER of any of the Acquired Assets, except in the ordinary course of business;

amendment or termination of any material contract, agreement, or license to which SELLER is a party, except in the ordinary course of business; or

Encumbrance placed on any of the Acquired Assets.

Section 3.09	Acquired Assets

As of the Closing Date, each of the Acquired Assets must be included on the List of Acquired Assets (Error! Reference source not found.), with the exception of immaterial Acquired Assets (that have no more than a total fair market value of $1,000.00). The tangible Acquired Assets include the spare parts and inventory necessary to continue the operation of the Business as presently conducted without material interruption. The tangible Acquired Assets (other than Inventory) are in good operating condition and repair. All assets not listed on Schedule 3.09 shall automatically be considered Excluded Assets, even if such assets are not specifically designated as such.

Section 3.10	Excluded Assets

Schedule 3.10 lists all of the Excluded Assets specifically excluded from the sale.

Section 3.11	Assumed Liabilities.

The Buyer assumes and agrees to pay, perform and discharge the following Liabilities of the Seller (collectively, the “Assumed Liabilities”):

All trade accounts payable as of the Closing Date;

Liabilities to be performed after the Closing Date under any Acquired Agreement or Contract and/or assumed permit, license, and/or registration incurred by the Seller in the ordinary course of business; provided, however, that such Liabilities will only be Assumed Liabilities to the extent that all benefits under such Contracts or Permits are transferred to the Buyer pursuant to this Agreement and the existence of such Liabilities does not constitute a breach of the representations and warranties of the Seller and the Members set forth in this Agreement or in such Contract or Permit. For the avoidance of doubt, the Assumed Liabilities shall not include any expenses or Liabilities of the Seller or the individual members of Coastal incurred in connection with the negotiation and consummation of the Transactions (including any amounts paid or payable to lawyers, accountants, investment bankers or other third party advisors).

As used herein, “Liability” means any liability, obligation or commitment of any kind or nature, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due,

Section 3.12	Intellectual Property

Error! Reference source not found. lists all SELLER’s Intellectual Property. SELLER has delivered true, correct, and complete copies of all this Intellectual Property to BUYER. SELLER has not received any notice of any conflict with the asserted rights of others with respect to any Intellectual Property of SELLER. SELLER owns or is the licensee of all Intellectual Property necessary to continue the Business operations as presently conducted. The consummation of this transaction will not cause the loss or impairment of any of SELLER’s rights under any of the items described on Error! Reference source not found..

Section 3.13	Inventory

SELLER’s inventory (Inventory) comprises items of a quality and quantity usable and saleable in the usual and ordinary course of business. The Inventory items comprising raw materials and work in process are capable of being processed into finished goods of merchantable quality at ordinary costs and by ordinary procedures.

Section 3.14	Personal Property Leases

Error! Reference source not found.4 lists the name and address of each party to any lease affecting any item of personal property used by SELLER (Personal Property), the address of the Real Property subject to the lease, and the term of the lease. The leases described in Error! Reference source not found. are valid and in full force and effect. Neither SELLER nor any other party to any lease is in default under the terms of the lease, and no condition exists that, with notice or lapse of time or both, would constitute such a default. No lease has been modified or amended other than as indicated on or attached to the lease. SELLER has made no commitment, concession, undertaking, or representation to any lessor other than as set forth in Error! Reference source not found..

Section 3.15	Acquired Agreements and Contracts

Error! Reference source not found.5 comprises a complete and accurate list of all material Acquired Agreements and Contracts. Before Closing, BUYER will have been provided with or given an opportunity to review a complete and accurate copy of each of these agreements or contracts. No agreement or contract has been modified or amended other than as disclosed in Error! Reference source not found.5. Except as otherwise disclosed in Error! Reference source not found.5, SELLER has performed all obligations required to be performed to date; there are no material defaults by SELLER or, to SELLER’s best knowledge, by any other party. To SELLER’s best knowledge, no event has occurred (or not occurred) that, with the passing of time or the giving of notice or both, would be a material default under any such contract.

Section 3.16	Litigation and Claims

SELLER is not a party to, and to SELLER’s knowledge, there is no pending or overtly threatened litigation, other legal proceeding, or governmental investigation against SELLER:

affecting the Acquired Assets or the Business, or challenging the validity or propriety of, or seeking to enjoin or to set aside, the transactions contemplated by this Agreement, including the signing and delivery of this Agreement, consummation of the transactions contemplated herein, or performance of its respective obligations.

SELLER is not a party to any judgment, order, decree, or award of any court, arbitrator, mediator, governmental agency, or instrumentality that would or might affect the Acquired Assets or the Business.

Section 3.17	Employees

Error! Reference source not found.7 lists all union or collective-bargaining agreements, employment agreements, compensation agreements, deferred-compensation agreements, severance plans, stay-bonus plans, and all employee-benefit plans, including pension or retirement plans, profit-sharing plans, stock-purchase or stock-option plans, medical insurance, bonuses, and provisions for vacation or sick leave, to which SELLER is a party. Error! Reference source not found. also lists the salary, severance, bonus, or other compensation programs pertaining to all SELLER’s officers and employees. SELLER is not subject to any actual or, to SELLER’s best knowledge, threatened labor dispute or labor trouble, and is not subject to any actual, or, to SELLER’s best knowledge, threatened demand by its employees for a collective-bargaining agreement or recognition by any labor organization, labor grievance proceeding, controversy with any labor or employee organization, or claim or proceeding with any employee or union under any labor law, including equal opportunity law or occupational safety and health law. None of the key management employees has indicated to SELLER any intention to terminate his or her employment with SELLER. Before Closing, BUYER will have been provided with a complete and current copy of all of SELLER’s employee manuals, benefits, and policies. SELLER:

has no obligation under, no commitment or agreement to enter into, and no officer, director or employee of SELLER is covered in respect of their employment by, employees’ profit-sharing plan, employees’ stock-purchase plan, employees’ pension plan, employees’ severance-pay plan or policy, or other similar agreement or benefit plan;

is not in default under any such plan; and

is not a party to, or participant in, any multi-employer pension plan.

Section 3.18	Compliance with Laws

To the best of its knowledge, SELLER has complied in all material respects with all laws, rules, regulations, and orders applicable to the Business’s operation. SELLER has all licenses and permits from governmental authorities required to continue to conduct the Business in the same manner it is currently conducted.

Section 3.19	Insurance Policies and Coverages

Error! Reference source not found. lists and describes all insurance policies (including policy amounts and deductibles) that provide coverage to SELLER. SELLER’s insurance coverages are adequate for the conduct of the Business and for the full repair or replacement of the Acquired Assets. The Acquired Assets are covered if they are damaged, destroyed, or lost as the result of any fire or other casualty or loss customarily insured against under extended fire and all-risk insurance policies. SELLER’s general liability coverage insurance is written on an occurrence-form policy, and includes errors and omissions coverage, premises and operations coverage, and products and completed operations coverage. SELLER has not received any notice of policy termination and to SELLER’s best knowledge, no facts or conditions exist that, with notice or lapse of time or both, would or might terminate any of the policies. SELLER has had similar liability insurance in full force and effect, without interruption. SELLER is not in default and, to SELLER’s best knowledge, no event has occurred (or not occurred) that, with the passing of time or the giving of notice or both, would constitute a default by SELLER under any such policy of insurance, or would entitle the insurer under this insurance to deny coverage of any claim against SELLER.

Section 3.20	Brokers and Finders

No broker or finder has acted for SELLER in connection with this Agreement or the transactions contemplated by it. No broker or finder is entitled to any brokerage commission, finder’s fee, or other compensation based on an agreement or arrangement by SELLER.

Section 3.21	Taxes and Tax Returns

All federal, state, and local income and other tax returns (including all returns or declarations in respect of taxes and impositions) of SELLER required to be filed on or before this date have been filed. All taxes shown on these returns or on any assessments received by SELLER that are due on or before this date have been paid or adequately reserved for in SELLER’s financial books and records. All taxes and assessments required to have been withheld or collected by SELLER have been duly withheld and collected on or before this date and have been duly paid over to the proper governmental authorities, as and to the extent required by law. SELLER has not been advised of any deficiency claimed or proposed to be claimed against or relating to SELLER by any taxing authority that has not been paid, settled, or scheduled herein, and no matters are under discussion with any taxing authority that might result in the assessment of additional amounts against or relating to SELLER. There are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any returns or the assessment of any tax or deficiency against or relating to SELLER. The reserve for taxes in the financial books and records of SELLER are sufficient for the payment of all unpaid federal, state and local taxes (including the various taxes or impositions referred to in the first sentence of this Section) through the date hereof and for all periods prior thereto. SELLER has furnished BUYER with true and complete copies of all SELLER’s federal, state, and local income tax and property tax returns as actually filed for SELLER’s last 03 tax years and has furnished copies of all of the related work papers used to prepare these tax returns if requested by BUYER.

Section 3.22	Schedules Delivered

All of the schedules described in this Agreement and prepared by or on behalf of SELLER that are being delivered to BUYER with this Agreement are accurate and complete as of this date and will be accurate and complete as of the Closing Date, unless the schedule reflects a different date. If the schedule reflects a different date, the schedules are true, accurate, and complete as of the date indicated, and have been prepared in conformity with the provisions of this Agreement.

Section 3.23	No Material Misstatements

No representation or warranty by SELLER in this Agreement or in any attached exhibit or schedule contains any untrue statement of a material fact or omits to state a material fact necessary to fairly inform BUYER.

ARTICLE FOUR

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as otherwise set forth in the attached schedules, BUYER represents, warrants, and covenants to SELLER as follows.

Section 4.01	Organization and Standing

BUYER is a corporation duly organized, validly existing, and in good standing under the laws of Nevada. [

Section 4.02	Capacity and Authority

BUYER has the requisite corporation power and corporation authority to sign and deliver this Agreement and to carry out the terms applicable to it under this Agreement. The signing, delivery, and performance of this Agreement by BUYER has been duly authorized by all requisite corporation action on the part of Buyer, and this Agreement has been duly signed and delivered by BUYER. This Agreement comprises, and each other agreement or instrument to be signed and delivered by BUYER under the terms of this Agreement will comprise, the legal, valid, and binding obligations of BUYER, enforceable against BUYER in accordance with their terms.

Section 4.03	No Violations

BUYER’s signing and delivery of this Agreement, consummation of the transactions contemplated by this Agreement, and performance of BUYER’s obligations under this Agreement will not:

conflict with or violate BUYER’s articles or bylaws;

conflict with or violate any applicable law, rule, or regulation affecting BUYER; or

conflict with or violate any judgment, order, decree, or award of any court, arbitrator, mediator, or governmental agency or instrumentality, to which BUYER is a party or by which BUYER is bound or affected;

conflict with any other agreement, MOU/LOI, or understanding between BUYER, GRYN, and any other individual or entity.

violate, conflict with, result in a breach of, constitute a default under, result in the acceleration of or give any Person the right to accelerate the maturity or performance of, or to cancel, terminate, modify or exercise any remedy under, any Contract to which the Buyer is a party or by which the Buyer is bound or the performance of which is guaranteed by the Buyer. The Buyer is not required to notify, make any filing with, or obtain any Consent of any Person in order to perform the Transactions.

Section 4.04	Consents and Approvals

No consent, approval, authorization, or other action by, or filing or registration with, any federal, state, or local governmental authority or any other person or entity is required in connection with BUYER’s signing and delivery of this Agreement, consummation of the transactions contemplated by this Agreement, or performance of BUYER’s obligations under this Agreement.

Section 4.05	Litigation and Claims

BUYER is not a party to, nor is there any pending or overtly threatened litigation or other legal proceeding or governmental investigation against BUYER challenging the validity or propriety of, or seeking to enjoin or set aside BUYER’s:

signing and delivery of this Agreement;

consummation of the transactions contemplated by this Agreement; or

performance of BUYER’s obligations under this Agreement.

Section 4.06	Brokers and Finders

No broker or finder has acted for BUYER in connection with this Agreement or the transactions contemplated by this Agreement. No broker or finder is entitled to any brokerage commission, finder’s fee, or other compensation based on agreements or arrangements made by BUYER.

ARTICLE FIVE

COVENANTS OF SELLER

Section 5.01	Schedules

At least 5 business days before the Closing, SELLER will deliver to BUYER any schedules referenced in Article Three schedules that have not already been delivered to BUYER with this Agreement.

Section 5.02	Investigation

SELLER agrees that, from the date of this Agreement through the Closing, SELLER shall:

permit BUYER and its authorized representatives full access to its facilities and properties during regular business hours and during reasonable additional hours;

make SELLER’s employees and authorized representatives available to confer with BUYER and its authorized representatives; and

make available to BUYER and its authorized representatives all books, papers, and records relating to the Acquired Assets, the Business, or the obligations and liabilities of SELLER including all books of account (including the general ledger), tax records, organizational documents, corporate minute book, bylaws, contracts and agreements, filings with any regulatory authority, any financial operating data, and any other business information relating to the Business as BUYER requests.

SELLER acknowledges that BUYER also wants to contact (including making telephone inquiries and local on-site visits) customers and suppliers of SELLER and it agrees to cooperate with BUYER in making this contact so that BUYER will have full opportunity to investigate SELLER’s business affairs. All customer contacts will be done in a manner that will not disclose the identity of BUYER or the transactions contemplated by this Agreement.

Section 5.03	Conduct of Business

SELLER agrees that, from the date of this Agreement through the Closing, SELLER shall:

conduct the Business and engage in transactions only in the ordinary course of business and in a commercially reasonable manner;

use all commercially reasonable efforts to keep SELLER’s business organization intact and to preserve all SELLER’s present relationships with, and the goodwill of, employees, suppliers, and others having a business relationship with SELLER;

protect and preserve the Acquired Assets and SELLER’s rights in them;

maintain the tangible Acquired Assets in good operating condition and repair, ordinary wear and tear excepted; and

maintain in full force and effect all existing insurance policies to cover and protect the Acquired Assets against damage or destruction and to insure SELLER against liability.

Without BUYER’s prior consent, SELLER will not:

dispose of any of the Acquired Assets, other than inventory and supplies consumed in the ordinary conduct of Business;

enter into any new contract or cancel or amend any existing contract to which SELLER is a party;

or commit any act that will have a materially adverse effect on the Business or the Acquired Assets.

Section 5.04	Satisfying Conditions

SELLER shall use all commercial efforts to perform all of its covenants in this Agreement that are conditions to BUYER’s obligation to purchase the Acquired Assets before April 26, 2019. This includes obtaining all consents, approvals, authorizations, and other actions by, and completing all filings or registrations with, all federal, state, and local governmental authorities that are necessary for SELLER to consummate the transactions contemplated by this Agreement.

Section 5.05	Disclosure of Changes

SELLER will not knowingly take any action or fail to take any action that would make any representation, warranty, or covenant made by SELLER in this Agreement untrue. SELLER shall promptly notify BUYER in writing of:

the commencement or overt threat of any lawsuit or claim against SELLER that affects the Acquired Assets or the Business, challenges the validity or propriety of this Agreement, or seeks to enjoin or to set aside the transactions contemplated by this Agreement;

any adverse change in the Acquired Assets or Business; and

any change in any of the representations or warranties of SELLER in this Agreement or in any exhibit, certificate, or other document delivered to BUYER by SELLER under this Agreement. Notice to BUYER of any of the foregoing is not an amendment to the representations and warranties of SELLER in this Agreement.

Section 5.06	Exclusive Dealing

Up until the Closing Date, SELLER must deal exclusively with BUYER with respect to the transactions contemplated by this Agreement, and must not:

solicit, encourage, or entertain offers of inquiry from other persons or entities;

provide information to, participate in, or continue after this date any discussions or negotiations with any other persons or entities with an interest in acquiring any of the Acquired Assets other than in the ordinary course of SELLER’s business, or the Business (nor will SELLER authorize or permit any director, officer, employee, attorney, accountant or other representative or agent of SELLER to solicit, encourage, or entertain offers or inquiries).

Section 5.07	Destruction of Acquired Assets

If any of the Acquired Assets are stolen, damaged, or destroyed before the Closing, at BUYER’s option, SELLER will either:

replace a stolen or destroyed Acquired Asset with an asset of like value, quality, and type or repair a damaged Acquired Asset; or

deliver to BUYER at the Closing any insurance proceeds that SELLER received in connection with the stolen, damaged, or destroyed asset, or assign the insurance proceeds to BUYER if SELLER has not received them by the Closing.

ARTICLE SIX

COVENANTS OF BUYER

Section 6.01	Satisfying Conditions

BUYER shall use all commercial efforts to perform all of its covenants in this Agreement that are conditions to SELLER’s obligation to sell the Acquired Assets before April 26, 2019. This includes reasonably obtaining all consents, approvals, authorizations, and other actions by, and completing all filings or registrations with, all federal, state, and local governmental authorities that are necessary for BUYER to consummate the transactions contemplated by this Agreement.

Section 6.02	Collection of Accounts Receivable

After the Closing, BUYER shall use commercial efforts to collect all Accounts Receivable in existence at the Closing on SELLER’s behalf. BUYER must pay all amounts collected (less any reasonable collection expenses incurred by BUYER) to SELLER not less frequently than on the first business day of each month. If a Business customer owes amounts to both SELLER and BUYER, unless this customer clearly indicated in writing the payment allocation, the payment will be allocated as follows: 100% to SELLER and 0% to BUYER. Until 10 days after the Closing, SELLER must not attempt to collect any of the Accounts Receivable, or authorize or engage any third party to attempt to collect the Accounts Receivable.

Section 6.03	Access to Books and Records

After the Closing, at SELLER’s expense, BUYER will make available to SELLER the information and documents that SELLER reasonably requests:

to defend any claim, demand, or assertion, including tax audits, brought by or against SELLER or a third party related to any claim that arose prior to closing; and

to prepare any tax returns for the fiscal year of SELLER (or any portion thereof) occurring before the Closing.

For any claim that arose after the closing, all such information and documents shall be made available at BUYER’s sole expense.

Section 6.04	Employment of SELLER’s Employees

After Closing, BUYER has no responsibility whatsoever with respect to SELLER’s employees. BUYER is not obligated to hire any of SELLER’s employees. SELLER acknowledges that BUYER is entitled to hire any of SELLER’s employees, but BUYER must give SELLER a written list of the employees BUYER wants to hire at least five days before Closing. The hire will be effective on the Closing Date. BUYER assumes none of SELLER’s obligations to or with respect to any of its employees; this includes, but is not limited to, obligations under employment contracts, employee-benefit plans, collective-bargaining agreements, and applicable laws. Applicable laws include, without limitation, liability for payroll taxes and other proper deductions and withholdings.

Specifically—but without limiting the generality of the foregoing—SELLER is solely responsible for any liability arising directly or indirectly under the Worker Adjustment and Retraining Notification Act, as amended because of the transactions contemplated by this Agreement. SELLER acknowledges and agrees that BUYER does not assume or agree to discharge any liability of SELLER under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (COBRA) with respect to any of SELLER’s current or former employees. SELLER agrees that it will not take any voluntary action, including, without limitation, the termination of its healthcare plan that would—or might reasonably be expected to—impose COBRA liability upon BUYER for SELLER’s current or former employees not hired by BUYER. SELLER shall indemnify, defend, and hold harmless BUYER from and against any liabilities, damages, costs, and expenses assessed upon or incurred by BUYER that are SELLER’s responsibility under this Section.

ARTICLE SEVEN

CONDITIONS TO OBLIGATION OF BUYER TO PERFORM

BUYER’s obligations under this Agreement are subject to the satisfaction of the following conditions on or before the Closing Date. BUYER may waive any condition by delivering written notice of the waiver to SELLER.

Section 7.01	Representations and Warranties True on the Closing Date

The representations and warranties of SELLER in this Agreement, in the Schedules and Exhibits to it, and in any certificate, document, or statement delivered under its provisions must be true and correct on the Closing Date as if made on the Closing Date. SELLER must have delivered to BUYER a certificate in form and substance satisfactory to BUYER, dated the Closing Date and signed by SELLER to this effect.

Section 7.02	Compliance with Agreement

SELLER must have performed and complied with all agreements, covenants, conditions, and obligations required by this Agreement to be performed or complied with by SELLER before or on the Closing Date. SELLER must have delivered to BUYER a certificate in form and substance satisfactory to BUYER, dated the Closing Date and signed by SELLER to this effect.

Section 7.03	No Material Adverse Changes

From this date to the Closing Date, there must have been no material adverse changes in the Business or the Acquired Assets as determined by BUYER’s good-faith judgment.

Section 7.04	No Pending Litigation

There is no pending or threatened claim, proceeding, investigation, or inquiry by any person, governmental body, or authority that seeks to prevent or change the terms of this Agreement or the transaction contemplated by it, to obtain damages in connection with this Agreement or the transaction contemplated by it, or to question the validity or legality of the consummation of the transaction contemplated by this Agreement.

Section 7.05	Consents

SELLER and BUYER have received all consents from all third parties necessary to consummate the transaction contemplated in this Agreement.

Section 7.06	Documents, Certificates, and Other Items

SELLER will have delivered or caused to be delivered to BUYER:

a current Certificate of Good Standing evidencing SELLER’s corporate standing in each state where it is incorporated or qualified to do business;

if available from the taxing authorities, a current certificate issued by the appropriate taxing authority of the states of Arizona, California, Connecticut, Delaware and Florida certifying that there are no tax liens of record against SELLER and that SELLER is not obligated for any taxes that are due but unpaid; and

bills of sale and assignments, and other transfer documents reasonably requested by BUYER.

Section 7.07	Miscellaneous

BUYER has received all additional instruments and documents as may reasonably be required by this Agreement or to consummate the transactions contemplated in this Agreement.

ARTICLE EIGHT

CONDITIONS TO OBLIGATION OF SELLER TO PERFORM

SELLER’s obligations under this Agreement are subject to the satisfaction of the following conditions on or before the Closing Date. SELLER may waive any of these conditions by delivering written notice of the waiver to BUYER.

Section 8.01	Representations and Warranties True on the Closing Date

BUYER’s representations and warranties in this Agreement; in the Schedules and Exhibits to the Agreement; and in any certificate, document, or statement delivered under the provisions of the Agreement must be true and correct on and as of the Closing Date as if made on the Closing Date. BUYER must have delivered to SELLER a certificate in form and substance satisfactory to SELLER and Member, dated the Closing Date and signed by BUYER to this effect.

Section 8.02	Compliance with Agreement

BUYER must have performed and complied with all agreements, covenants, conditions, and obligations required by this Agreement to be performed or complied with by BUYER before or on the Closing Date. BUYER must have delivered to SELLER a certificate in form and substance satisfactory to SELLER, dated the Closing Date and signed by BUYER to this effect.

Section 8.03	No Pending Litigation

There is no pending or threatened claim, proceeding, investigation, or inquiry by any person, governmental body, or authority that seeks to prevent or change the terms of this Agreement or the transaction contemplated by it, to obtain damages in connection with this Agreement or the transaction contemplated by it, or to question the validity or legality of the consummation of the transaction contemplated by this Agreement.

Section 8.04	Consents

SELLER and BUYER have received all consents from all third parties necessary to consummate the transactions contemplated by this Agreement.

Section 8.05	Miscellaneous

SELLER have received all additional instruments and documents as may reasonably be required by this Agreement, or to consummate the transactions contemplated in this Agreement.

ARTICLE NINE

TERMINATION

If for any reason the Closing does not occur by May 31, 2019, and neither BUYER, on the one hand, nor SELLER, on the other hand, is in breach of its respective obligations under this Agreement, then any party may terminate this Agreement and no party will have any further obligation to the others. If the Closing does not occur because of the breach or default by any party to the Agreement, the non-breaching party or parties have the right to pursue all remedies available provided under this Agreement, at law, and in equity, including specific performance or injunctive relief.

ARTICLE TEN

INDEMNIFICATION

Section 10.01	Indemnification by SELLER and BUYER

Subject to the limitations in Section 10.02, SELLER will indemnify, hold harmless, defend, and bear all costs of defending BUYER, together with BUYER’s successors and permitted assigns, from, against, and with respect to all damage, loss, deficiency, and related expense (including any reasonable attorney and accountant fees, and related expenses), action, suit, proceedings, demand, assessment, or judgment to or against BUYER (collectively, BUYER’s Aggregate Net Loss) arising prior to Closing out of or in connection with:

any breach or violation of, or nonperformance by SELLER of any of its representations, warranties, covenants, or agreements in this Agreement or in any agreement, document, certificate, or schedule required to be furnished under this Agreement;

any obligation, debt, or liability of SELLER that is not one of the Assumed Liabilities; or all taxes arising out of the purchase and sale of the Acquired Assets.

Subject to the limitations in Section 10.02, BUYER will indemnify, hold harmless, defend, and bear all costs of defending SELLER, together with its heirs, successors and permitted assigns, from, against, and with respect to all damage, loss, deficiency, expense (including any reasonable attorney and accountant fees and related expenses, but any indemnification with respect to attorney and accountant fees and related expenses is limited to one legal counsel and one accountant who represent all of SELLER, action, suit, proceedings, demand, assessment, or judgment to or against SELLER (collectively, SELLER’s Aggregate Net Loss) arising out of or in connection with:

BUYER’s breach, violation, or nonperformance of any of its representations, warranties, covenants, or agreements in this Agreement or in any agreement, document, certificate, or schedule required to be furnished under this Agreement; and

any of the Assumed Liabilities.

The rights of BUYER, SELLER to assert indemnification claims survive for a period of five years. Seller shall have no liability with respect to any particular loss or series of related losses indemnifiable hereunder until the total amount of such losses exceeds $250,000 at which point the full amount thereof will be considered an indemnifiable loss.

Section 10.02	Third-Party Claims

If any third-party claim (Third-Party Claim) is made by or against a party (the Claiming Party) that, if sustained, would give rise to a liability of the other party or parties under this Agreement (collectively, Indemnifying Party), that Claiming Party will promptly cause written notice of the claim to be delivered to the Indemnifying Party and will afford the Indemnifying Party and its counsel (who must be reasonably acceptable to the Claiming Party), at the Indemnifying Party’s sole expense, the opportunity to defend or settle the Third Party Claim.

Any notice of a Third-Party Claim will specifically state the alleged basis for the claim and the amount of liability asserted by or against the Claiming Party or Claiming Parties. If this notice is not given, the Indemnifying Party will not be released, in whole or in part, from its obligations under Article Ten, except to the extent that the Indemnifying Party’s ability to defend against the Third-Party Claim is actually prejudiced by the lack of notice. Alternatively, if notice is given and the Indemnifying Party fails to assume the defense of this claim with counsel reasonably satisfactory to the Claiming Party within 10 days of receiving notice, the Third-Party Claim may be defended, compromised, or settled by the Claiming Party without the Indemnifying Party’s consent and the Indemnifying Party will remain liable under Article Ten. The Claiming Party must fully cooperate with counsel for the Indemnifying Party. The Indemnifying Party will cause its counsel to consult with the Claiming Party, as appropriate, as to the defense of the claim. The Claiming Party may, at its own expense, participate in this defense, assistance, or enforcement, but the Indemnifying Party will control this defense, assistance, or enforcement.

The Indemnifying Party may settle any Third-Party Claim that it is defending under Section 10.02 only if this Third-Party Claim solely involves monetary damages and only if the amount of the settlement is to be paid entirely by the Indemnifying Party under Article Ten. The Indemnifying Party may not enter into a settlement of a Third-Party Claim that involves a non-monetary remedy or that will not be paid entirely by the Indemnifying Party under Article Ten without the Claiming Party’s written consent; this consent must not be unreasonably withheld.

The amount of any indemnification under this Agreement will be reduced by any insurance proceeds paid to the Claiming Party because of the loss or other matter for which indemnification is sought, as adjusted for any increased insurance premiums resulting from tendering the claim to the insurance carrier. The Claiming Party must submit all coverable claims to its insurance carrier and pursue these claims against its insurance carrier in good faith. The Claiming Party must not abandon or compromise any claim without the consent of the Indemnifying Party; this consent will not be unreasonably withheld.

Section 10.03	Deferred Payment as Source of Payment Obligations of SELLER

At the election of BUYER in its sole and absolute discretion, any of BUYER’s indemnity claims resolved in its favor by a final non-appealable court order, may be satisfied by offsetting the amount of the claims against the Deferred Payment.

Section 10.04	Sole and Exclusive Remedy

The indemnification provided in Article Ten is the sole and exclusive remedy of BUYER and SELLER with respect to matters described in Article Ten without regard to whether the matter involves claims fraud in contract, tort, equity or otherwise.

ARTICLE ELEVEN

GENERAL PROVISIONS

Section 11.01	Expenses

Except as otherwise specifically provided, each party is responsible for its own fees, costs, and other expenses—including fees for counsel, financial advisors, and accountants—incurred in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated under it.

Section 11.02	Survival of Representations, Warranties, and Covenants

The respective representations, warranties, and covenants of BUYER and SELLER made in this Agreement or in any certificate or other document delivered under this Agreement, including the obligations of indemnity, will survive the Closing Date and the consummation of the transactions contemplated by this Agreement, despite any examination made by or for the party to whom the representations, warranties, or covenants were made; the knowledge of any officers, directors, employees, or agents of the party; or the acceptance of any certificate or opinion.

Section 11.03	Notices

All notices and other communications given or made under this Agreement must be in writing and will be considered duly given or made:

on the date delivered, if delivered personally or if sent by facsimile and the facsimile is promptly confirmed by written confirmation sent by registered or certified US mail (postage prepaid, return receipt requested); or three days after being mailed, if mailed by registered or certified US mail (postage prepaid, return receipt requested) to the parties to this Agreement at the following addresses (or the address a party specifies by like notice, except that notices of changes of address shall be effective upon receipt).

If to SELLER	COASTAL LABS, LLC email: travis@coastallabs.com Attn: Travis Chrisman 848 N. Rainbow Blvd. #8086 Las Vegas, NB 89107 800 619 1451

with a copy to	– Global Legal Law Firm James C. Huber 380 Stevens Ave. Ste. 311 Solana Beach, CA 92075

If to BUYER	GREEN HYGIENICS HOLDINGS, INC. 13795 Blaisdaell Place, Suite 202 Poway, CA 92064 tel: 778 839 7373 email: ron@greenhygienicsholdings.com Attn: RON LOUDOUN

Section 11.04	Entire Agreement

This Agreement constitutes the sole and entire agreement of its parties with respect to the Agreement’s subject matter. This Agreement supersedes all prior and contemporaneous understandings, agreements, representations, and warranties—both written and oral—with respect to the subject matter. As between or among the parties, no oral statements or prior written material not specifically incorporated herein shall be of any force and effect. The parties specifically acknowledge that, in entering into and executing this Agreement, each is relying solely upon the representations and agreements contained in this Agreement and no others.

Section 11.05	Amendments

No provision of this Agreement may be amended or modified except by a written instrument executed by all parties to this Agreement.

Section 11.06	Multiple Originals; Validity of Copies

This Agreement may be signed in any number of counterparts, each of which will be deemed an original. Any Person may rely on a copy of this Agreement that any party to this Agreement certifies to be a true copy to the same effect as if it were an original.

Section 11.07	Governing Law

This Agreement is governed, construed, and administered according to the laws of California, as from time to time amended, and any applicable federal law. No effect is given to any choice-of-law or conflict-of-law provision or rule (whether of California or any other jurisdiction) that would cause the application of the law of any jurisdiction other than those of California.

Section 11.08	Attorneys’ Fees

If any party to this Agreement institutes any legal cause of action—including arbitration—against another party arising out of or relating to this Agreement, the prevailing party will be entitled to the costs incurred in conducting the cause of action, including reasonable attorneys’ fees and expenses and court costs.

Section 11.09	No Third-Party Beneficiaries

This Agreement is for the sole benefit of its parties and their respective heirs, executors, administrators, successors, and assigns. Nothing in this Agreement, express or implied, confers any legal or equitable right, benefit, or remedy of any nature whatsoever upon any other person or the creditors of any person.

Section 11.10	Assignment

No party to this Agreement may assign or transfer this Agreement without the prior written consent of all other parties, except in connection with the sale of all or substantially all of BUYER’s assets and properties, or the merger or other reorganization of BUYER.

Section 11.11	Successors

Except as otherwise provided in this Agreement, all provisions of this Agreement bind, inure to the benefit of, and are enforceable by and against the respective heirs, executors, administrators, personal representatives, successors, and permitted assigns of any of the parties to this Agreement.

Section 11.12	Modification for Legal Events

If any court of competent jurisdiction determines that any provision or any part of a provision set forth in this Agreement is unenforceable because of its duration or geographic scope, the court has the power to modify the unenforceable provision instead of severing it from this Agreement in its entirety. The modification may be by rewriting the offending provision, by deleting all or a portion of the offending provision, by adding additional language to this Agreement, or by making other modifications as it determines necessary to carry out the parties’ intent to the maximum extent permitted by applicable law. The parties expressly agree that this Agreement as modified by the court is binding upon and enforceable against each of them.

Section 11.13	Severability

The invalidity or unenforceability of any provision of this Agreement does not affect the validity or enforceability of any other provision of this Agreement. If a court of competent jurisdiction determines that any provision is invalid, the remaining provisions of this Agreement are to be construed as if the invalid provision had never been included in this Agreement.

Subject to Section 11.12, upon a determination that any provision is invalid, illegal, or unenforceable, the parties to this Agreement shall negotiate in good faith to modify this Agreement to give effect to the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated by this Agreement can be consummated as originally contemplated to the greatest extent possible.

Section 11.14	Further Assurances

The parties agree to provide to each other such further assurances, information, or documentation, or to undertake such further action, including signing and delivering any additional documents, instruments, or conveyances, as the other party may reasonably request for the purpose of carrying out the provisions of, or transactions contemplated, by this Agreement.

ARTICLE TWELVE

DEFINITIONS AND INTERPRETATION

Section 12.01	Definitions

For purposes of this Agreement, the following terms have the following meanings.

(a) Acquired Agreements and Contracts

Acquired Agreements and Contracts means, collectively, all agreements and contracts to which SELLER is a party, or by which Acquired Assets and SELLER are subject.

(b) Acquired Assets

Acquired Assets means all assets and properties of SELLER, including all:

furniture, fixtures, and equipment;

inventory;

owned or leased Real Property;

Intellectual Property;

Acquired Agreements and Contracts; and

books and records pertaining to the Business.

(c) Accounts Receivable

Accounts Receivable means all SELLER’s rights to payment for goods sold or leased or for services provided. This includes all notes and other instruments or obligations arising out of, evidencing, or representing the right to payment for goods sold or leased by SELLER, or for services provided by SELLER.

(d) Agreement

Agreement means this Asset Purchase Agreement.

(e) Assumed Liabilities

Assumed Liabilities is defined in later sections.

(f) Business

Business is defined in the Background section of this Agreement.

(g) Closing

Closing means the closing of the purchase and sale of the Acquired Assets.

(h) Closing Date

Closing Date means the date the Closing will take place as described in Section 2.01.

(i) Closing Payment

Closing Payment is defined in Section 2.02.

(j) Deferred Payment

Deferred Payment means the balance of the Estimated Purchase Price after BUYER makes the Closing Payment.

(k)       Excluded Assets Excluded Assets means:

all cash on hand and in SELLER’s deposit accounts, money market accounts, and other similar accounts located at banks and other financial institutions;

all marketable securities; and

all Accounts Receivable.

(l) Encumbrances

Encumbrances is defined in Section 3.01 and does not include Permitted Encumbrances.

(m) Financial Statements

Financial Statements means consolidated statements of the income and expenses of the SELLER for the 12-month period ended December 31, 2018, and the consolidated balance sheets of SELLER as of such dates, compiled by WILD, MANEY & RESNICK LLP, SELLER’s independent certified public accountant.

(n) Intellectual Property

Intellectual Property means patents (including all reissues, divisions, continuations, and extensions of patents), patent applications, patent disclosures docketed, inventions, improvements, copyrights, trademarks, trademark applications, trade names, corporate names, fictitious names, domain names, and websites.

(o) Inventory

Inventory means SELLER’s inventory as described in Section 3.13.

(p) Permitted Encumbrances

Permitted Encumbrances means all of the Encumbrances disclosed on Error! Reference source not found.

(q) Personal Property

Personal Property means items of personal property used by the SELLER.

(r) SELLER’s Transaction Documents

SELLER’s Transaction Documents means the documents described in Section 3.02.

(s) Tax and Taxes

In this Agreement, the terms tax and taxes include:

all income, gross receipts, franchise, excise, transfer, severance, value added, sales, use, wage, payroll, worker’s compensation, employment, occupation, intangibles, and real and personal property taxes;

taxes measured by or imposed on capital;

levies, imposts, duties, licenses, legislation fees, and other taxes imposed by a federal, state, municipal, local, foreign, or other governmental authority or agency such as tax assessments for interest, penalties, and fines; and

any transferee or secondary tax liability for taxes and any tax liability as a member of any affiliated, consolidated, combined, or unitary group or any liability in respect of taxes under a tax-sharing, tax allocation, tax indemnity, or other agreement.

(t) Tax Returns

In this Agreement, the terms tax return and tax returns include all reports, estimates, information, statements, and returns relating to or required to be filed in connection with any taxes under the statutes, rules, or regulations of any federal, state, local, or foreign governmental taxing authority.

Section 12.02	Interpretation

The following general provisions and rules of construction apply to this Agreement.

(a) Singular and Plural; Gender

Unless the context requires otherwise, words denoting the singular may be construed as plural and words of the plural may be construed as denoting the singular. Words of one gender may be construed as denoting another gender as is appropriate within the context. The word or, when used in a list of more than two items, may function as both a conjunction and a disjunction as the context requires or permits.

(b) Headings of Articles, Sections, and Subsections

The headings of Articles, Sections, and Subsections used within this Agreement are included solely for the reader’s convenience and reference. They have no significance in the interpretation or construction of this Agreement.

(c) Days and Business Days

In this Agreement, days, without further qualification, means calendar days and business days means any day other than a Saturday, Sunday or a day on which national banks are allowed by the Federal Reserve to be closed.

(d) Delivery

Delivery is taken in its ordinary sense and includes:

personal delivery to a party;

mailing by certified United States mail to the last known address of the party to whom delivery is made, with return receipt requested to the party making delivery;

facsimile transmission to a party when receipt is confirmed in writing or by electronic transmission back to the sending party; or

electronic mail transmission to a party when receipt is confirmed in writing or by electronic mail transmission back to the sending party.

The effective date of delivery is the date of personal delivery or the date of the return receipt, if received by the sending party. If no return receipt is provided, the effective date is the date the transmission would have normally been received by certified mail if there is evidence of mailing.

(e) Include, Includes, and Including

In this Agreement, the words include, includes, and including mean include without limitation, includes without limitation, and including without limitation, respectively. Include, includes, and including are words of illustration and enlargement, not words of limitation or exclusivity.

(f) Words of Obligation and Discretion

Unless otherwise specifically provided in this Agreement or by the context in which used, the word shall is used to impose a duty, to command, to direct, or to require. Terms such as may, is authorized to, is permitted to, is allowed to, has the right to, or any variation or other words of discretion are used to allow, to permit, or to provide the discretion to choose what should be done in a particular situation, without any other requirement. Unless the decision of another party is expressly required by this Agreement, words of permission give the decision-maker the sole and absolute discretion to make the decision required in the context.

(g) References to Property or Assets

Any reference in this Agreement to property or assets, without further qualification, must be construed broadly to include, as to any person, all property of any kind—real or personal, tangible or intangible, legal or equitable—whether now owned or subsequently acquired. The following items are each considered assets or property of a person: money, stock, accounts receivable, contract rights, franchises, value as a going concern, causes of action, undivided fractional ownership interests, intellectual property rights, and anything of any value that can be made available for or appropriated to the payment of debts.

(h) References to Individuals and Entities

Unless further qualified in the context, any reference in this Agreement to a person, party, or individual, or the use of indefinite pronouns like anyone, everyone, someone, or no one must be construed broadly to include any individual, trust, estate, partnership, association, company, corporation, or other entity or non-entity capable of having legal rights and duties. Person, without further qualification, has the same broad meaning as defined in Code Section 7701(a)(1) and includes any individual, trust, estate, partnership, association, company, or corporation. BUYER and SELLER and their successors, assigns, heirs, and personal representatives are all considered persons for purposes of this Agreement. Natural person is used to distinguish a human being from a juridical person, such as a trust, estate, partnership, association, company, or corporation.

(i) Internal References

Unless the context otherwise requires:

reference to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement;

reference to an agreement, instrument or other document means the agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by its provisions; and

reference to a statute means the statute as amended from time to time and includes any successor legislation to it and any regulations promulgated under it.

The Exhibits referred to in this Agreement must be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim in this Agreement.

(j) No Presumption against Drafting Party

This Agreement is to be construed without giving force to any presumption or rule requiring construction or interpretation against the drafting party.

Signed: May 18, 2019.

SELLER:

COASTAL LABS, LLC

/s/ Travis Chrisman
By:

BUYER:

GREEN HYGIENICS HOLDINGS INC.

/s/ Ron Loudoun
By: Ron Loudoun
Its: Director

ADDENDUM “A”

USE OF PROCEEDS:

NOTE SOME OF THE EQUIPMENT MAY BE LEASED FOR THE PURPOSES THAT THE COMPANY CAN MAKE EFFECTIVE USE OF IT’S CASH AND BUILD MORE LAB FACILITIES AS WELL AS FOR INCOME TAX PURPOSES. THIS IS ACKNOWLEDGED BY THE PARTIES TO THIS AGREEMENT.

New equipment Use

2x White Film Machines $240,000

Distillate production 100 litre reactor with heater $120,000

Decarbing 2x Cup 30s $250,000

Hemp extraction Falling film $100,000

Recovery 100 litre jacketed tank w/ chiller $100,000

Ethanol chiller for washing material 2x 20 litre filters $5,000

Crude filter 2x 50 litre roto vapes $50,000

Ethanol recovery 2x 7.5 cubic foot vac oven $30,000

Isolate production 2x columns for remediation $300,000

THC remediation Miscellaneous lab supplies $150,000

Solvents, glass equipment, furniture, basic lab tools

Other expenses

Payout existing debt $588,000

Purchasing Material $600,000

Operating Expenses $450,000